KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

RECEIVED
2007 JUN 22 A 6:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024636

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

SUPPL

18th June, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

PROCESSED
JUN 27 2007
THOMSON
FINANCIAL

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Brian Mehigan,
Chief Financial Officer,
KERRY GROUP PLC.

18 June, 2007

Kerry Group plc
Purchase of Own Securities

Kerry Group plc advises that it purchased 695,000 A Ordinary Shares on 15 June 2007. The price paid for these A Ordinary Shares was €20.40.

All of these A Ordinary Shares repurchased will be cancelled. Following this repurchase the number of A Ordinary Shares in issue is 180,187,535.

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